1585 Broadway

New York, NY 10036

January 12, 2006

Mr. Donald Walker

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Form 10-K for the fiscal year ended November 30, 2004
File No. 001-11758

Dear Mr. Walker:

Morgan Stanley (the “Company”) is pleased to respond to your letter of December 15, 2005 concerning its Form 10-K for the fiscal year ended November 30, 2004 (the “filing”). For your convenience, we have restated your comment in full.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Fair Value, page 61

Comment:	We note your disclosure that you carry physical commodities at fair value. Please tell us the authoritative literature you relied upon in determining that it was appropriate to carry physical commodities at fair value. If you apply the guidance in the AICPA Audit and Accounting Guide: Brokers and Dealers in Securities (AICPA Broker-Dealer Guide) to these positions please identify the legal entities that own the physical commodities and tell us whether these legal entities are regulated broker-dealer subsidiaries. If you apply the guidance in the AICPA Broker-Dealer Guide to non-regulated broker-dealer subsidiaries, please tell us why you believe that these entities are included in the scope of the guide.

Response:	The accounting policies adopted by the Company contemplate the fact that the predominant business activities of the Company are those of a registered broker and dealer as such activities are described in Chapter 1 of the AICPA Audit and Accounting Guide: Brokers and Dealers in Securities (the “Guide”). In order to execute those business activities the Company has adopted a legal entity structure that, among other things, is designed to 1) support our business objectives, 2) deploy capital efficiently, and 3) comply with regulatory requirements. The operations of the Company include trading physical commodities that are executed and held predominantly through a wholly-owned subsidiary, Morgan Stanley Capital Group (“MSCG”), which is not a registered securities broker-dealer.

The Company has adopted the policy of reporting its physical commodities inventory at fair value because it has concluded that MSCG is subject to the Guide. While MSCG is not required to register as a securities broker-dealer, its activities and operations in markets unrelated to securities are consistent with, from an accounting perspective, the securities dealing activities of a registered broker-dealer. The Guide states in the Preface, in part:

This Guide applies to preparation and audit of financial statements of entities that are broker-dealers in securities. The activities of broker-dealers in securities are described in Chapter
1. Operations of such entities are subject to the rules and regulations of the Securities and Exchange Commission and other regulatory bodies.

Chapter 1 clarifies the activities of a broker-dealer as follows:

Securities broker-dealers perform various functions within the securities industry. Brokers acting as agents facilitate their customers’ purchase and sale of securities, commodities, and related financial instruments and usually charge commissions. Dealers or traders acting as principals buy and sell for their own accounts from and to customers and other dealers. Dealers typically carry an inventory and make a profit or loss on the spread between bid and asked prices or on markups from dealer prices, or they make a speculative profit or loss on market fluctuations. Many firms are known as broker-dealers because they act in both capacities.

We believe that the activities of MSCG meet the definition of the activities described in Chapter 1, specifically, acting as principal in the purchases and sales of commodities and derivative transactions (which are often based upon, and occasionally settled with, the same physical commodity inventory). MSCG carries inventory of physical commodities in order to effectuate such activities. As such, the Company has applied the accounting guidance set forth in Chapter 7 of the Guide to such inventory which states in part “A broker-dealer accounts for inventory and derivative positions (such as futures, forwards, swaps, and options) at fair value.” [footnote omitted] This guidance is illustrated in Exhibit 4-3 of the Guide.

As a general matter, we have applied the Guide to the activities of the Company unless other specialized industry guidance, including AICPA Audit Guides, is required to be applied to the operations of an individual subsidiary. We believe that such application is appropriate and, in addition, such application to certain activities of the Company is specifically prescribed by the Guide in Chapter 7 which states in part:

Generally accepted accounting principles (GAAP) apply to broker-dealers in the same manner as they apply to other industries; however, certain activities of broker-dealers’ operations are unique. It is the purpose of this chapter to identify and discuss the accounting treatment for certain of those unique activities that are engaged in by broker-dealers. New broker-dealer activities may develop that will require accounting guidance to reflect their economic substance. The accounting principles that apply to the specific activities addressed in this chapter can be applied to other activities that are similar to those discussed. [emphasis added]

As the guidance above states, the unique (mark-to-market) accounting of the Guide can also be applied to “other activities that are similar to those discussed.” This is also consistent with the definition of the activities of a broker-dealer from Chapter 1 of the Guide (as discussed above).

While not authoritative guidance, the Company’s position is further supported by paragraph 1.09 of the AICPA Practice Aid for Audits of Futures Commission Merchants, Introducing Brokers, and Commodity Pools, which states:

Nonregulated Dealers

Many business enterprises operate primarily as traders and/or dealers in physical commodities and commodity derivatives. These include trading and dealing in base and precious metals, energy products and agricultural commodities, and related derivative products. The accounting principles used by these enterprises should be in conformity with the principles set forth in the Audit and Accounting Guide Brokers and Dealers in Securities, most specifically, long and short commodities and commodity derivative positions should be accounted for at market value with unrealized gains and losses recorded currently in the statement of income or operations.

Additionally, our aforementioned views are consistent with the Securities and Exchange Commission’s Consolidated Supervised Entities rule which became effective for the Company as of December 1, 2005. Such rule subjects a qualifying broker-dealer’s holding company to group-wide supervision and examination by the Securities and Exchange Commission and requires regulatory capital computations based upon the fair value of the underlying assets and liabilities on a consolidated basis. As a result, the activities of MSCG are included in such group-wide supervision and examination.

Summary

In summary, we believe fair value accounting for physical commodities inventory is the appropriate accounting because the activities of MSCG are covered by the Guide.

We believe that to reflect different accounting for MSCG based solely on its different legal entity structure is inappropriate when in substance the activities and operations of MSCG are identical to those of a registered broker-dealer. Such a conclusion would permit a company that is predominantly a broker-dealer to selectively apply the accounting literature to achieve a desired result.

*****

In connection with responding to your comment, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Please feel free to contact me at 212-761-4508 or Paul C. Wirth, our Controller and Principal Accounting Officer at 212-761-6686, if you would like further clarification or additional information.

Sincerely,

/s/ David H. Sidwell

David H. Sidwell

Chief Financial Officer

cc:	Michael Volley, Securities & Exchange Commission
Robert Walsh, Deloitte & Touche, LLP

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